Electro Scientific Industries, Inc.
13900 NW. Science Park Drive
Portland, Oregon 97229-5497
(503) 641-4141 Fax (503) 671-5454

February 23, 2014

Edward C. Grady
PO Box 5998
Incline Village, NV 89450

Electro Scientific Industries, Inc.,
ESI an Oregon corporation
13900 NW Science Park Drive
Portland, OR 97229-5497

Dear Ed:

I am pleased to extend to you an offer of employment to join ESI as President and Chief Executive Officer. Your start date will be February 23, 2014.

The terms of the offer provide an annual base salary of $590,000, paid semimonthly.

You will also be eligible to participate in ESI’s executive variable pay bonus plan commencing in fiscal 2015. Under the FY2015 plan, you will be targeted to receive a cash bonus equal to 100% of your base salary if certain company and individual performance targets (as determined by the Compensation Committee in its sole discretion) are achieved. If company performance targets are exceeded you may receive up to an amount not to exceeding 200% of your bonus target. If your employment terminates prior to the end of FY2015 or any subsequent fiscal year during which you are serving as President and CEO, your bonus for that fiscal year will be prorated based on your termination date and paid at the same time the other bonuses are paid under the plan.

You are eligible to participate in ESI’s non-qualified deferred compensation plan. This plan is offered to highly compensated employees and will allow you to defer a percentage of your base and/or bonus until retirement.

On February 23, 2014 the Compensation Committee of the Board of Directors granted you an award of 63,853 Stock Settled Stock Appreciation Rights issued under ESI's 2004 Stock Incentive Plan with an exercise price is $9.24, the closing price on Friday, February 21. This award will vest one-third annually on each of the first three anniversaries of the date of grant, based on your continued service as an officer or director of ESI, and have a ten year term.

As a regular full-time employee, you are eligible to participate in ESI’s employee benefit program, including PTO accrual, 401 K enrollment, ESPP. The benefits available to you are defined in plan documents which may change from time to time. ESI will also provide you with, or reimburse you for, supplemental Medicare insurance coverage.

ESI will provide you with temporary housing for so long as you are serving as CEO with a cost to be agreed upon with the Chairman of the Compensation Committee. During such period you will also be provided with an automobile allowance or leased vehicle in Portland in an amount to be agreed upon with the Chairman of the Compensation Committee and reimbursed for one roundtrip airfare (coach) per month for your spouse to travel from your home to Portland. These will be taxable to you, however ESI will pay you an additional amount such that you are in the same position you would be in had these items not been subject to tax.

Your performance will be reviewed annually by the Board of Directors. Annual salary and long term incentive decisions will be made by the Compensation Committee.

In accordance with the Immigration Reform & Control Act of 1986, employment is conditional upon proof of eligibility to legally work in the United States. As a precondition to employment you must verify your eligibility for employment by completing the Employment Eligibility Verification Form (1-9). You must also present a valid social security card in order to satisfy IRS and Social Security Administration requirements.

As an employee of ESI you will have access to confidential information and you may, during the course of your employment, develop information or inventions which are the property of ESI. To protect the interests of ESI, you are required to sign and return the ESI's standard “Employee Confidentiality and Assignment Agreement”. We wish to impress upon you that we do not wish you to bring with you any confidential or proprietary material of any former employer or to violate any other obligations you may have to your former employer; ESI is making this offer on the understanding that you are not subject to any non-compete or other agreement that would restrict your employment at ESI.

Employment with ESI is considered “at will”. Employment and compensation can be terminated at any time with or without cause, and with or without notice at the option you or ESI.

Please indicate your acceptance of this offer by signing in the appropriate place below and returning the agreement.

I am very excited about your joining ESI and look forward to a beneficial and productive relationship.

Sincerely,

Jon Tompkins
Chairman of the Board

Offer Acceptance

I accept this offer of employment. In so doing, I understand that I must complete the contingencies outlined herein, and I agree that my employment with ESI is at-will, that I am not employed for any specified duration and that either the Company or I may terminate my employment at any time, with or without cause and with or without notice.

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Signature